Exhibit 99.1

Geoffery Merszei to Join Origin Agritech’s Board of Directors

BEIJING--/PRNewswire/--August 3, 2015--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”, or the “Company”), a technology-focused supplier of crop seeds in China, today announce that Mr. Geoffery Merszei will be appointed to the Board of Directors (the "Board") of Origin Agritech. Mr. Merszei will replace Dr. Yingqi Xia as an Independent Director and Chairman of the Compensation Committee effective October 1, 2015.

Mr. Geoffery Merszei is Chairman and Chief Executive of Zolentis AG, a global investment and advisory firm based in Zug, Switzerland. He was previously the Executive Vice President of The Dow Chemical Company (NYSE:DOW) (“Dow”); President of Dow Europe, the Middle East and Africa; and Chairman of Dow Europe before retiring in 2013. Geoffery brings more than 30 years of experience in corporate governance and finance. He served on Dow’s Board from 2005 to 2009 and was its Lead Director on the Board of Dow Corning Corporation. He was also Chairman of Dow’s Geographic Leadership Council and a member of Dow’s Executive Leadership Committee, which was responsible for the company’s corporate strategy and financial performance. In 2001, Geoffery left Dow to be the Executive Vice President and Chief Financial Officer of Alcan Inc., returning to Dow in 2005 as its Executive Vice President and Chief Financial Officer. He has also served as a board member of the Chemical Financial Corporation, and as a Trustee and Executive Committee member of the United States Council for International Business.

“I am delighted to welcome Geoffery Merszei to Origin’s Board. Geoffery’s exceptional global leadership experience in chemicals and agriculture industries across multiple geographies will add tremendous value to our Board,” said Origin’s Chairman and CEO Dr. Gengchen Han. “As we advance our new Origin Agritech strategies to become a global biotech seed company, we look forward to Geoffery’s contribution and counsel as an Origin’s board member. With our biotech seed technologies, we believe Origin is poised to benefit from the ever-growing global biotech agribusiness, and having a globally-focused Board is a significant first step to successfully executing our new global strategies.”

“I am impressed by the work carried out at Origin and its readiness to launch its global biotech seed business after more than 10 years of preparation,” said Mr. Geoffery Merszei, “I am excited to join Origin’s Board and will work with the excellent management team to bring SEED to the global stage and nurture its expansion to different regions.”

Dr. Yingqi Xia, who has served on the Board for five years, is retiring from the Board. “It has been a pleasure to have Dr. Xia on our Board,” said Dr. Han, “On behalf of my Board and the management team, I would like to thank Dr. Xia for his excellent service and valuable advice to the Board.”

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies in China, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

CONTACT:
Origin Agritech Limited
James Chen
Chief Financial Officer
james.chen@originseed.com.cn

Origin Agritech Investor Relations

ir@originseed.com.cn

+86 10 5890-7536